EXHIBIT 99.2

FIRST QUARTER 2023 FINANCIAL RESULTS

MAY 11, 2023



PGT INNOVATIONS

INVENT. BUILD. DELIVER.

FORWARD LOOKING STATEMENTS

This presentation contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "assume," "believe," "could," "estimate," "expect," "guidance," "intend," "many," "positioned," "potential," "project," "think," "should," "target," "will," "would" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our strong repair and remodel channel; our benefitting from increased awareness of our products due to Hurricane Ian; margin growth through strong operational execution and cost containment measures; the outcome of our rebranding of our hallmark PGT Custom Windows and Doors; the outcome of our legacy businesses pursuing potential product synergy opportunities with our Martin premium garage door brand; the benefits of product innovations through collaboration with other entities; our ability to offer financing to customers through new programs; and, our net sales and Adjusted EBITDA guidance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- unpredictable weather and macroeconomic factors that may negatively impact the repair and remodel and new construction markets and the construction industry generally, especially in the state of Florida and the western United States, where the substantial portion of our sales are currently generated, and in the U.S. generally;
- changes in raw material prices, especially for aluminum, glass, vinyl, and steel, including, price increases due to the implementation of tariffs and other trade-related restrictions, Pandemic-related supply chain interruptions, or interruptions from the conflict in Ukraine;
- our dependence on a limited number of suppliers for certain of our key materials;
- our dependence on our impact-resistant product lines, which increased with the acquisition of Eco Enterprises, LLC ("Eco"), and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;
- the effects of increased expenses or unanticipated liabilities incurred as a result of, or due to activities related to, our recent acquisitions, including our acquisitions of Martin and Anlin Windows & Doors ("Anlin");
- our level of indebtedness, which increased in connection with our recent acquisitions, including our acquisitions of Martin and Anlin;
- increases in credit losses from obligations owed to us by our customers in the event of a downturn in the home repair and remodel or new home construction channels in our core markets and our inability to collect such obligations from such customers;
- the risks that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits expected from our acquisitions of Martin and Anlin may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;
- increases in transportation costs, including increases in fuel prices;
- our dependence on our limited number of geographically concentrated manufacturing facilities, which increased further due to our acquisition of Eco;
- sales fluctuations to and changes in our relationships with key customers;
- federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;
- risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by "hackers" and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended;
- product liability and warranty claims brought against us;
- in addition to our acquisitions of Martin and Anlin, our ability to successfully integrate businesses we may acquire in the future, or that any business we acquire may not perform as we expected when we acquired it; and
- the other risks and uncertainties discussed under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022, and our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.



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USE OF NON-GAAP FINANCIAL MEASURES

This earnings presentation and related financial schedules include financial measures and terms not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that presentation of non-GAAP measures such as Adjusted net income, Adjusted net income per share, Adjusted EBITDA, bank-covenant adjusted EBITDA, and free cash flow provides investors and analysts with an alternative method for assessing our operating results in a manner that enables investors and analysts to more thoroughly evaluate our current performance compared to past performance. However, these measures do not provide a complete picture of our operations. Management also believes these non-GAAP measures provide investors with a better baseline for assessing our future earnings potential. The non-GAAP measures included in this earnings presentation are provided to give investors access to types of measures that we use in analyzing our results, and for internal planning and forecasting purposes.

Adjusted net income consists of GAAP net income adjusted for the items included in the accompanying reconciliation. Adjusted net income per share consists of GAAP net income per share adjusted for the items included in the accompanying reconciliation.

Adjusted EBITDA consists of net income, adjusted for the items included in the accompanying reconciliation. We believe that adjusted EBITDA provides useful information to investors and analysts about the Company's performance because they eliminate the effects of period-to-period changes in taxes, costs associated with capital investments and interest expense. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes and thus does not reflect the actual funds generated from operations or available for capital investments. Adjusted EBIDA margin consists of EBITDA divided by net sales.

Bank-covenant adjusted EBITDA consists of adjusted EBITDA, as previously described, plus adjustments to reflect management's estimates of the inclusion of the adjusted EBITDA of acquisitions. Bank-covenant adjusted EBITDA is included for the purpose of enabling investors to understand the calculation of, and compliance with, the financial maintenance covenant in our credit documents. See Note (14) on slide 15.

Free cash flow consists of Operating cash flow less purchases of property, plant and equipment as presented on condensed consolidated statement of cash flow.

Our calculations of adjusted net income and adjusted net income per share, adjusted EBITDA and bank-covenant adjusted EBITDA are not necessarily comparable to calculations performed by other companies and reported as similarly titled measures. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, such as net income, but should not be considered a substitute for or superior to GAAP measures. Schedules that reconcile adjusted net income, adjusted net income per share, adjusted EBITDA, and bank-covenant adjusted EBITDA to GAAP net income are included in the financial schedules accompanying this release.

We are not able to provide a reconciliation of projected Q2 2023 Adjusted EBITDA to the most directly comparable expected GAAP results due to the unknown effect, timing and potential significance of the effects of legal matters, tax considerations, and income and expense from changes in fair value of contingent consideration from acquisitions. Expenses associated with legal matters, tax consequences, and income and expense from changes in fair value of contingent consideration from acquisitions have in the past, and may in the future, significantly affect GAAP results in a particular period.

PGT
INNOVATIONS

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Q1 2023 HIGHLIGHTS

1 Q1 2023 net sales $377 million, up 5% vs prior-year quarter, total organic growth of 3%

2 Strong R&R sales channel, especially in the Southeast segment, offsetting weakness in new construction channel

3 Pricing offsetting material and wage inflation

4 Improving delivery performance, quality, and reduced lead times

5 Adjusted EBITDA[1] margin expanding 210 bps vs. prior year first quarter

1. Refer to reconciliation to GAAP on slide 14.

PGT INNOVATIONS

INVENT. BUILD. DELIVER.

SALES TRENDS

Southeast Region Highlights

- Q1'23 sales up 4% YoY, up 16% from Q4'22

- Q1'23 orders grew 15% YoY

- Faster growth in R&R vs. New Construction

- PGT Re-branding launched

Western Region Highlights

- Q1'23 sales up 9% YoY, down 3% from Q4'22

- Q1'23 organic orders declined 16% YoY

- CA/AZ wet weather impacted construction activity

- Integration of Martin underway, pursuing sales synergies

Looking Ahead

- Innovative glass offerings – Diamond Glass and Thin Triple Insulated Glass

- Launch consumer financing dealer program with Service Finance

- Total Open Order Backlog[1] at $236M up versus Q4 2022 at $235M due to strong R&R demand partially offset by lower new construction demand



        



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1 Open Order Backlog in all periods includes orders in which revenue has been recognized in accordance with ASC 606.

Q1 2023 RESULTS

Recognized leader in premium windows and doors that can withstand some of the toughest weather conditions on earth and unify indoor/outdoor living spaces

	Q1 2023	vs. Q1 2022	
Net Sales	$377M	5.1%	↑
Gross Profit	$149M	10.9%	↑
Gross Margin	39.6%	210bps	↑
Adjusted EBITDA[1]	$70M	18.4%	↑
Adj. EBITDA Margin[1]	18.6%	210bps	↑
Adj. Net Income per Share - Diluted[1]	$0.56	33.3%	↑

Highlights

- Total revenue growth of 5%, including 3% organic growth

- Southeast up 4%, Western up 9%

- Solid performance by operating teams

- Pricing offsetting raw material and wage inflation

- Adj EBITDA and Adj Net Income per diluted share excludes $3M insurance recovery, partially offset by one-time acquisition costs and executive severance costs totaling $1.7M.



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1. Refer to reconciliation to GAAP on slide 14.
2. Open-Order Backlog in all periods includes orders in which revenue has been recognized in accordance with ASC 606.

6

BALANCE SHEET AND LIQUIDITY UPDATE

NET LEVERAGE

Total Debt Outstanding	**$654.0M**
Less: Cash	**$48.3M**
Net Debt	**$605.7M**
Bank-Covenant LTM Adj EBITDA[1]	**$274.9M**
Net Debt to Bank-Covenant Adj EBITDA[1]	**2.2x**

LIQUIDITY PROFILE

Cash	**$48.3M**
Unused Credit Capacity	**$162.5M**
Total Available Liquidity	**$210.8M**
Senior Notes (Oct 2029)	**$575.0M**
Revolver (Oct 2027)	**$79.0M**
Total Debt Outstanding	**$654.0M**

Debt Maturity Schedule ($M)
as of 04/01/2023



COMMENTARY

- Strong and flexible balance sheet provides ability to fund capital priorities
- Cost containment strategy resulting in elevated free cash flow profile
- Executed $25.6 million of share repurchases in first quarter



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1. Refer to reconciliation to GAAP on slide 13 for calculations of the ratio of net debt to bank-covenant adjusted EBITDA, net debt to adjusted EBITDA.

MODELING ASSUMPTIONS, Q2 2022 ACTUAL AND Q2 2023 GUIDANCE

Q2 2023 Modeling Assumptions
Depreciation and Amortization
~$15M-$16M
Interest Expense
~$8M
Non-cash Stock Compensation
~$3M
Capex as % of Net Sales
4% – 5%
Tax Rate
25-26%

Q2 2022 Results	Q2 2023 Guidance Updated 5/11/23
Net Sales	**Net Sales**
$407M	$380M - $400M
Adjusted EBITDA[1]	**Adjusted EBITDA**
$78M	$70M – $75M



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1. Refer to reconciliation to GAAP on page 14.

WHY INVEST IN PGT INNOVATIONS

01. National leader in growing premium impact-resistant and indoor / outdoor window and door category

02. Well positioned with diversified product portfolio to capture profitable growth in new construction and R&R channels

03. Continued focus on operational efficiencies expected to drive additional margin expansion

04. Expect to continue investing in R&D and talent to remain an industry leader in innovation and product development

05. Increasing shareholder value through return of capital and strategic investments

PGT INVENT. BUILD. DELIVER.

INNOVATIONS



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Q&A



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APPENDIX

Reconciliation to Pro Forma Net Debt Leverage Ratio, Adjusted Net Income, Adjusted Net Income per Share-diluted, Adjusted EBITDA, Bank-Covenant Adjusted EBITDA

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED - IN THOUSANDS)

	At Dec. 31, 2022	At Apr. 1, 2023
4.375% Senior Notes due 2029	$ 575,000	$ 575,000
Revolving credit facility borrowings	76,352	79,000
Total debt at December 31, 2022 and April 1, 2023	$ 651,352	$ 654,000

	At Dec. 31, 2022	At Apr. 1, 2023
Cash and cash equivalents at December 31, 2022 and April 1, 2023	$ 66,548	$ 48,314

	At Dec. 31, 2022	At Apr. 1, 2023
Debt outstanding at December 31, 2022 and April 1, 2023	$ 651,352	$ 654,000
Less: Cash and cash equivalents at December 31, 2022 and April 1, 2023	(66,548)	(48,314)
Net debt at December 31, 2022 and April 1, 2023	$ 584,804	$ 605,686

PGT INNOVATIONS

INVENT. BUILD. DELIVER.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED - IN THOUSANDS, EXCEPT RATIO)

	Less: Three Mos. Ended April 2, 2022	Add: Twelve Mos. Ended December 31, 2022	Add: Three Mos. Ended April 1, 2023	Twelve Mos. Ended April 1, 2023
Net income	$ (23,826)	$ 98,405	$ 34,427	$ 109,006
Depreciation and amortization	(16,513)	60,198	15,683	59,368
Interest expense, net	(7,080)	28,879	7,656	29,455
Income tax expense	(7,805)	32,666	11,235	36,096
EBITDA	(55,224)	220,148	69,001	233,925
Acquisition-related costs (1)	—	4,773	712	5,485
Insurance recovery relating to business wind-down costs (2)	—	—	(2,897)	(2,897)
Executive severance costs (3)	—	—	942	942
Asset impairment charges (4)	(723)	2,131	—	1,408
Adjustments to contingent consideration (5)	(961)	5,432	—	4,471
WinDoor trade name impairment charge (6)	—	7,423	—	7,423
Cyberattack recovery costs (7)	—	415	—	415
Hurricane Ian-related costs (8)	—	1,868	—	1,868
Tax gross-up payment (9)	—	368	—	368
CGI Commercial relocation costs (10)	—	277	—	277
Debt extinguishment costs (11)	—	410	—	410
Product line rationalization costs (12)	—	682	—	682
Stock-based compensation expense	(2,205)	9,670	2,207	9,672
Adjusted EBITDA	(59,113)	253,597	69,965	264,449
Add: Pre-acquisition bank-covenant Adj. EBITDA relating to Martin (13)	(6,450)	16,863	—	10,413
Bank-covenant adjusted EBITDA for the TTM periods ended December 31, 2022 and April 1, 2023 (14)	$ (65,563)	$ 270,460	$ 69,965	$ 274,862
Net debt at December 31, 2022 and April 1, 2023		$ 584,804		$ 605,686
Adjusted EBITDA for the TTM periods ended December 31, 2022 and April 1, 2023		$ 253,597		$ 264,449
Net debt leverage ratio at December 31, 2022 and April 1, 2023 based on adjusted EBITDA		2.3x		2.3x
Net debt at December 31, 2022 and April 1, 2023		$ 584,804		$ 605,686
Bank-covenant adjusted EBITDA for the TTM periods ended December 31, 2022 and April 1, 2023 (14)		$ 270,460		$ 274,862
Net debt leverage ratio at December 31, 2022 and April 1, 2023 based on bank-covenant adjusted EBITDA (15)		2.2x		2.2x

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RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED - IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
THREE MONTHS ENDED APRIL 1, 2023, JULY 2, 2022, AND APRIL 2, 2022

	Three Months Ended		
	Apr. 1, 2023	July 2, 2022	Apr. 2, 2022
Reconciliation to Adjusted Net Income and Adjusted Net Income per share - diluted:			
Net income	$ 34,427	$ 36,465	$ 23,826
Reconciling items:			
Acquisition-related costs (1)	712	-	-
Insurance recovery relating to business wind-down costs (2)	(2,897)	-	-
Executive severance costs (3)	942	-	-
Asset impairment charges (4)	-	1,408	723
Adjustments to contingent consideration (5)	-	3,793	961
CGI Commercial relocation costs (10)	-	277	-
Tax effect of reconciling items	325	(1,411)	(432)
Adjusted net income	$ 33,509	$ 40,532	$ 25,078
Weighted-average diluted shares	60,219	60,257	60,219
Adjusted net income per share - diluted	$0.56	$0.67	$0.42
Reconciliation to Adjusted EBITDA:			
Depreciation and amortization expense	$ 15,683	$ 14,475	$ 16,513
Interest expense, net	7,656	7,155	7,080
Income tax expense	11,235	12,005	7,805
Reversal of tax effect of reconciling items for adjusted net income above	(325)	1,411	432
Stock-based compensation expense	2,207	2,704	2,205
Adjusted EBITDA	$ 69,965	$ 78,282	$ 59,113
Adjusted EBITDA as percentage of net sales	18.6%	19.3%	16.5%

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RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(1) In 2023, represents transfer taxes assessed to the Company relating to the Anlin acquisition. In 2022, represents costs relating to our Martin acquisition.

(2) Represents an insurance recovery gain relating to the wind-down of the commercial portion of our New South acquisition.

(3) Represents severance costs relating to the termination of the employment of our former Chief Financial Officer, which was effective close of business February 27, 2023.

(4) Represents write-offs of property and equipment and other impaired assets.

(5) Represents adjustments to contingent consideration associated with our Anlin Acquisition.

(6) Represents impairment charge relating to our WinDoor trade.

(7) Represents cyberattack recovery costs. We previously disclosed this event by Current Report on Form 8-K, filed with the SEC on November 7, 2022. We updated its status by Current Report on Form 8-K, filed with the SEC on April 6, 2023.

(8) Represents disruption and recovery costs caused by Hurricane Ian in late-September 2022.

(9) Represents tax gross-up payment required to be made to the non-controlling interest relating to our acquisition of Eco.

(10) Represents additional costs relating to the relocation of our CGI Commercial business to a new location in the Miami, FL area, being shared with our Eco Enterprises entity.

(11) In 2022, represents debt extinguishment costs relating to the refinancing of our 2016 Credit Agreement and repayment, in full, of the then existing term loan.

(12) Represents costs relating to product line rationalizations and transitions.

(13) Adjusted EBITDA of Martin represents, for the applicable periods, management's estimates of Adjusted EBITDA of the acquired business, based on its historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA Adjustments"), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Adjusted EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Adjusted EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

(14) Bank-Covenant Adjusted EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of Adjusted EBITDA of Martin. These adjustments reflect monthly allocations of Adjusted EBITDA for the acquired businesses based on straight-line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any-one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Bank-Covenant Adjusted EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We believe that Bank-Covenant Adjusted EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Bank-Covenant Adjusted EBITDA as presented herein is calculated in accordance with the terms of our existing term loan credit agreement.

(15) Bank-Covenant net debt leverage ratio represents Net debt divided by Bank-Covenant Adjusted EBITDA.

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